FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release, dated February 29, 2008, regarding the consolidated financial results for the period ended December 31, 2007.

Item 1

For Immediate Release
Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – February 29, 2008– AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended December 31, 2007. All figures are expressed in constant Chilean pesos and are prepared in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of December 31, 2006 are inflation adjusted by the year on year CPI figure of 7.4%.

AFP PROVIDA S.A. reports its results for the year ended December 31, 2007

GENERAL HIGHLIGHTS FOR 2007

Ü
In 2007, the net income was Ch$45,189.6 million, lower in 4.6% or Ch$2,192.3 million with respect to 2006. In operating terms, this result was explained by lower gains on mandatory investments that overshadowed the good performance exhibited by the recurrent business, which experimented a moderate expansion in operating expenses in relation with the rise in fee income. The minor result in non operating terms was basically the outcome of the loss in price level restatement because of the higher inflation applied in the period.

Ü
The operating income amounted to Ch$61,800.8 million at December 2007, a decrease of 0.5% or Ch$286.8 million with respect to 2006. It is important to highlight the increment of 13.2% reached by the core business in the period, as a consequence that fee income increased in a larger extent that the growth of expenses. The period also recorded higher other operating revenues mostly related to fees generated by AFP Genesis. The above was offset by lower gains on mandatory investments, although the year recorded a high return achieved by pension funds, this was not enough to reach the remarkable performance exhibited in 2006.

Ü
In non-operating terms, a loss of Ch$7,977.2 million was recorded, higher in Ch$3,863.0 million than the loss registered the last year. This deviation was basically explained by the higher inflation applied in the period that negatively affected the price level restatement. Additionally, foreign affiliated companies generated lower results, which were partially offset by higher other income (expenses) net, basically from the profit attained on the sale of total stake in AFP Crecer in the Dominican Republic.

Ü
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$1,014.1 million at December 2007, representing an increase of 7.7% with respect to the same period of last year.

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During 2007, Provida has maintained leading the Chilean pension fund industry with a total of US$34,308.4 million of assets under management, equating to a market share of 30.9%. Also, Provida is a leader in terms of clients with an average portfolio of 3.3 million affiliates and 1.6 million of contributors, with average market shares of 41.9% and 39.2% respectively in 2007.

GENERAL HIGHLIGHTS FOR THE FOURTH QUARTER OF 2007

Ü
Net income for the fourth quarter of 2007 (4Q07) was Ch$9,563.8 million, implying a decrease of Ch$6,997.8 million with respect to fourth quarter of 2006 (4Q06). This result was basically explained by the lower operating result, since the growth recorded by the core business was not enough to offset lower gains on mandatory investments. Moreover, the non operating income recorded a loss, but lower than the loss recorded in the same period of 2006.

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The operating income of Ch$11,692.1 million in 4Q07 representing a drop of Ch$9,221.4 million. The above result despite the outstanding increase in core business (29.1%) due to the superior growth achieved by fee income in relation to the growth recorded in operating expenses, which was not enough to offset lower gains on mandatory investments Ch$10,945.8 million  due to lower returns in stock markets in general.

Ü
In non operating terms, the 4Q07 recorded a loss of Ch$534.5 million, lower in Ch$59.8 million with respect to the loss recorded in 4Q06. This result was attained by higher other income (expenses) net, as a result of the profit from sale of AFP Crecer in the Dominican Republic, adding the favorable performance recorded by local and foreign affiliates, excepting AFORE Bancomer in Mexico. Partially offsetting the latter was the higher loss in price level restatement given the superior inflation applied in 4Q07.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.	Business Drivers	2007	Market
			Share

	Average number of affiliates	3,288,176	41.9%
	Average number of contributors	1,639,441	39.2%
	Average number of pensioners	381,274	38.5%

	Average collection base (US$ Million)	1,083	32.2%
	AUM (US$ Million)	34,308	30.9%
	Average real return of Pension Fund	6.21%
	Pension Fund Type A real return	11.23%
	Pension Fund Type B real return	7.17%
	Pension Fund Type C real return	4.55%
	Pension Fund Type D real return	3.34%
	Pension Fund Type E real return	1.28%

	Other Variables	2007	Market
			Share

	Average number of branches	121	45.7%
	Average number of administrative employees	1,024	30.2%	(1)
	Average number of sales agents	590	23.8%	(1)

	(1) Market Share at September, 2007.

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR 2007

The growth of economic activity estimated by the Central Bank amounts to 5.2% in 2007, with a second semester with a lower growth (around 4%) than the first half of the year (around 6%). The latter mainly attributed to the fall observed in the aggregate value of electric sector due to domestic factors, lack of rains, as well as external factors, gas supply restrictions and increase of oil prices and its derivatives. Consequently, costs increments in electric generation and tariffs for households and companies were recorded, affecting dynamism in the industry.

For 2008, growth projection for the Chilean economy would be in the range of 4.5% and 5.5%, according the Central Bank, a downward estimation since the worldwide economy is anticipated to be less dynamic, without excluding a recession in the United States. The Chilean economy will not be immune to a worldwide desacceleration due to more than 40% of the country’s exports go to the United States and Europe, whose economies are already showing signs of a desacceleration. The above could impact the real sector concerning the demand for Chilean goods, as well the financial sector due to lower favorable credit conditions. However, it is estimated that dynamism of the internal demand mainly referred to durable woods will be the main support for growth. Additionally and despite the context previously described, experts’ opinions consider that the institutional strength of Chile will permit to face a lower world growth period without paying significant costs.

In 2007, the trade balance closed at an historical surplus of US$24,456.1 million, a 10.1% higher than the figure recorded in 2006. Exports reached US$68,295.8 million, an increase of 17.5% with respect to the last year, boosted by high international prices of the country’s main shipments, copper and pulp. Likewise, imports amounted to US$43,839.7 million, increasing by 22.1% in relation to 2006, where the most imported item was fuels (oil, diesel oil, gasoline).

Inflation recorded variations of 0.3%, 0.8% and 0.5% respectively in the last three months of the year, accruing a 7.8% variation in the year, partly attributed (between five and six percentage points) to higher prices of food and fuels, as well as the effects of the electric sector scenario. The Central Bank estimates that, given the present economic situation, inflation for 2008 would be over the target range (2% to 4% annual), reaching levels of 4.5% in December 2008, returning to the levels of such range during the first part of 2009.

In relation to labor market, the unemployment rate was 7.2% during the mobile quarter October-December 2007, an increase of 1.2 percentage points in comparison with the same quarter of the last year and a decrease of 0.1 percentage point with respect to the previous quarter. The evolution compared with respect to last year is explained by the increase in labor force, which was estimated in 7,076,810 people, with a twelve-month variation of 3.8% or 255,900 people (the highest variation since May-Jul 2005), meanwhile, the occupied workers amounted to 6,566,010, an increase of 2.4% in twelve months, that is, an increase of 155,030 new jobs.

During 2007, it is estimated that the labor force grew by an average of 2.1% and the occupation by 2.8%, implying that the average unemployment rate decreased from 7.8% in 2006 to 7.1% in 2007, being the last figure the lowest average unemployment rate since 1998. In 2007, it highlighted the strong encourage of employment for salaried sectors, recording an expansion of 4.6% equivalent to an average of 193,710 new jobs.

Finally, the Pension Reform mentioned in previous reports was approved on January 16, 2008 and it will be begin to be implemented from July, 2008. Modifications to the reform can be summarized in four areas:

1.- Coverage Improvement
•	Solidarity Principle: creation of the system of solidarity pension contribution that include families of the 60% low-salaried population, who must meet certain requirements.
•	Improvement of Contribution Density (mandatory contributions for independent workers, collective voluntary pension savings and incentives for young people contributions) and Gender Equality.

2.- New Industrial Organization
•	Bidding Process for New Affiliates, who they will be awarded to the AFP offering the lowest fee.
•	Bidding Process for L&D Insurance (by all the AFP in the Industry as a whole)
•	Subcontracting Services are allowed (fund and accounts administration)
•	Commercialization is not allowed with other products or services rendered by the Business Group (maintaining the single line of business)
•	Creation of the figure “Pension Advisory of Single Purpose” (natural or legal individuals and banks and financial institutions).
•	Corporate Governance: new requirements for members of AFPs’ Board of Directors and directors appointed by AFPs in Corporations.

3.- Investments
•	Higher Flexibility: expansion of investment alternatives in Chile and abroad, adding the extension of investments limits abroad up to 80%.
•	New Institutional Framework: an investment regime will be established, setting rule limits for indirect investments and restrictions to investments of derivate instruments.

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Self regulation: AFPs must formally establish its investments policies approved by the Board of Directors and inform them to the regulatory entities and the public and constitute investments committees.

4.- New Institutional Framework
•	Creation of the Pension Superintendency, replacing the current Superintendency of AFPs. It will be in charge of regulating the pension system, including solidarity, contributing and voluntary regimes.
•
Creation of the Social Pension Institute that will administer the program of solidarity pensions, pension regimens depending from INP (former system that was substituted) and the Integral Assistance Pension Centers.

•	Creation of the Pension Advisory Committee to help the Treasury and Labor Ministers in connection with modifications to the law and its regulations in matters related to the Solidarity Principle.

In this Administrator’s opinion, the approved reform consolidates the current private pension system after 26 years of existence and ratifies an adequate legal framework to AFPs to continue developing their activities. In reference to the new industrial organization aimed at extend competitiveness and diminish barriers to entry, the administration considers that given the BBVA Group support, Provida’s leading position in the market, as well as, its competitive advantage in terms of efficiency, the new scenarios in the industry will be successfully faced.

Net income
At December 2007, the net income was Ch$45,189.6 million, equivalent to an average return on equity of 21.9% and a real decrease of 4.6% or Ch$2,192.3 million with respect to 2006. In this result, the operating component contributed basically lower gains on mandatory investments, although operating expenses increased, this was in a lower extent than fee income. The non-operating component was affected by the superior loss in price level restatement given the higher inflation applied in the period, adding lower profits stemming from related companies.

During 2007, the operating income was Ch$61,800.8 million, decreasing by 0.5% or Ch$286.8 million with respect to the last year. In the period, it highlights the evolution of the core business (fee income minus operating expenses) with an increase of 13.2%, since the increment in expenses was lower than the growth recorded in fees; adding higher other operating revenues mainly related to fees generated by AFP Génesis in Ecuador. The latter was overshadowed by lower gains on mandatory investments given the high basis of comparison that represented the gains obtained in 2006.

The non operating result recorded a higher loss of Ch$3,863.0 million in 2007 with respect to 2006, basically attributed to the losses generated by price level restatement due to the higher inflation applied in the period. In addition to the above were lower profits from the affiliated companies, partially offset by higher other non operating income (expenses) net stemmed from the profit of the sale of the total stake held in AFP Crecer in the Dominican Republic.

Regarding income taxes, they decreased in a larger extent than the earnings before taxes, given the higher discount rates applied by law in the period to value the deferred tax obligation.

	2007	2006	Change	%
	(Million of constant Chilean pesos at December 31, 2007, except percentages)

Operating income	61,800.8	62,087.5	(286.8)	-0.5%
Total operating revenues	187,218.2	178,427.2	8,790.9	4.9%
Total operating expenses	(125,417.4)	(116,339.7)	(9,077.7)	7.8%

Non Operating expenses (Income)	(7,977.2)	(4,114.2)	(3,863.0)	93.9%

Income taxes	(8,634.0)	(10,591.4)	1,957.4	-18.5%

Net income	45,189.6	47,381.9	(2,192.3)	-4.6%

Earnings per share (each ADR represents fifteen shares) was Ch$136.39 at December 2007 that was compared with Ch$143.01 obtained in the same period of 2006. At December 31, 2007, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to December 2006.

BUSINESS DEVELOPMENT

Operating revenues
At December 2007, they were Ch$187,218.2 million, a real increase of 4.9% or Ch$8,790.9 million with respect to the same period of 2006. This result was driven by higher fee income that recorded a variation of Ch$13,014.6 million or 8.9% due to higher collection levels recorded during the year. Also, higher other operating revenues (Ch$833.9 million) were added to the above, basically driven by higher fee income generated by AFP Génesis and fees recovered from other AFPs. Partly offsetting the above were lower financial revenues of Ch$566.0 million due to the lower TIP rate (average financial system interest rate) that by contract is applied to certain cash flows related to the life and disability insurance. Finally, the period recorded lower gains on mandatory investments of Ch$4,491.6 million due to the high basis of comparison that represented 2006 gains.

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Fee income was Ch$159,169.8 million at December 2007, an increase of 8.9% or Ch$13,014.6 million with respect to the same period of last year. This result was driven by the increase of mandatory contributions of 8.5% or Ch$12,202.9 million with respect to 2006. Additionally, fees from voluntary pension savings as well as voluntary savings positively contributed to this evolution, which together increased by Ch$382.7 million or 47.8% with respect to December 2006. Finally, the increment from 1.00% to 1.25% in the fee charged for programmed withdrawals over the pensions, implied higher revenues of Ch$428.9 million during the period.

Regarding the market competitive variables, it highlights that Provida has maintained its leading position in the pension industry with average market shares around 40% in terms of clients at December 2007, where the average number of contributors was 1,639,441 and more than 30% of the salary base and assets under management of the industry.

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Gains on mandatory investment were Ch$19,752.4 million at December 2007, a decrease of Ch$4,491.6 million (18.5%) with respect to 2006. The above was driven by the high basis of comparison that represented in 2006 a weighted average nominal return of pension funds of 19.0%, while in 2007 this was 13.7%. The lower performance of investments were recorded in local (Dec.07: IPSA +13.3%, IGPA +13.7% v/s Dec.06: IPSA +37.1%, IGPA +34.4%) and foreign stock markets (Dec.07: Dow Jones +6.4%, MSCI US Value -0.9%, MSCI Europe ex UK +14.2%, FTSE +5.2%, MEXBOL +10.46 and Nikkei -6.2% v/s Dec.06: Dow Jones +16.3%, MSCI

US Value +18.3%, MSCI Europe ex UK +32.4%, FTSE +25.6%, MEXBOL +45.8 and Nikkei +5.9%).

Operating expenses
They increased by 7.8% or Ch$9,077.7 million from Ch$116,339.7 million at December of 2006 to Ch$125,417.4 million at December of 2007. This result was basically attributed to the L&D insurance due to the higher temporary premium recorded in the period in view of increment of collection levels, as well as higher provisions for unfavorable casualty rate. Additionally, higher remunerations of administrative and sales personnel were recorded triggered by the enforcement of the new collective agreement, implying higher allowances granted to personnel, adding higher remunerations paid, as a consequence of the larger number of staff maintained in the period given the new subcontracting regulation and higher commercial activity.

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Remunerations of administrative personnel amounted to Ch$20,964.4 million at December 2007, higher in Ch$1.127.0 million or 5.7% with respect to the figure recorded in the same period of last year, basically due to three factors. Firstly, the enforcement of the new collective agreement beginning in January 2007 that increased allowances paid to workers. On the other hand, the new legislation in force since January 2007 regulating external personnel hiring, implying higher costs in remunerations due to the larger number of permanent employees maintained. In figures, this was reflected in the increment in the average number of workers, 1,024 at December 2007, while in the same period of the last year this was 979 (4.6%). By comparing at the end of both periods, the administrative staff increased by 5.7% from 969 to 1,024 workers.

Finally, the third factor contributing to this result were higher severance payments in connection with the efficiency and transformation plan given the management emphasis on the Company’s competitiveness, in light of new technology investments and a higher administrative staff due to the new subcontracting law. Although, the plan began to be implemented in January 2008, as the fact that is a known commitment, the Company, applying a conservative criterion, made provisions involved in such plan.

Partially offsetting the latter was a lower cost in seniority awards in connection with the adjustment made in 2006 by modifying the criterion to calculate the provision of such awards, which included all the awards that every worker is entitled to and not only the nearest one. The latter implied that in 2007 only the corresponding accrued right was acknowledged in the period.

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Remunerations of sales personnel increased by Ch$1,478.7 million (16.5%) from Ch$8,944.8 million in 2006 to Ch$10,423.4 million in 2007. This variation was partly sustained, as in the case of the administrative staff, by the enforcement of the new collective agreement that implied higher allowances paid to sales agents. Additionally, the increase in commercial activity generated higher remunerations both fixed and variables, and higher severance payments due to the substitution of non-productive workers for a better profile staff.
In figures, the average number of sales agents in 2007 was 590 workers, increasing by 2.8% with respect to the same period of 2006 (574 sales agents). With respect to the evolution at the end of each period, the sales force decreased by 11.6% from 653 salespeople in December 2006 to 577 in December 2007.

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The cost of life and disability insurance (L&D) was Ch$68,614.3 million during 2007, implying an increase of Ch$6,591.5 million or 10.6% with respect to the same period of 2006. This variation was partly explained by higher expenses of Ch$3,233.5 million in temporary premium, associated with a larger client portfolio covered, evidenced in the growth observed in mandatory collection.

Additionally, the period recorded a higher provision of Ch$3,358.0 million for unfavorably casualty rate, basically due to benefit claims have increased in line with the growth observed in the client portfolio. Besides, and given lower returns achieved by pension funds, the cost of casualties to be covered by the AFP increased. This given that the AFP must cover the differential between the required capital to finance disable and survival pensions and the affiliates’ funds in their individual capitalization account. Therefore a minor return implies a lower balance in the affiliate and thus a higher contribution to be made by the AFP.

As reported in previous quarters, the Company’s casualty model continues determining a lower economic value of casualties, given that forward rates used in the model are higher than the historical discount rates used normatively by the insurers. According to the current regulation, consequently, the balance required by the insurers to provision casualties on behalf of Provida has continued prevailing.

Finally, the provisions were also affected by the final settlement of the contract with ING insurance company which coverage period was August 2001 – July 2003.

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At December 2007 other operating expenses were Ch$25,415.3 million, a decrease of 0.5% or Ch$119.5 million with respect to the same period of 2006. This result was mainly driven by the technological component that recorded a lower computing expense of Ch$607.2 million, associated with the Unified Platform as a result of the inferior billing and minor corrective activities required in the period. This had a counterpart in the higher expense recorded in amortization during the period (Ch$439.2 million), due to the evolutionary developments added to the Unified Platform asset.

Moreover, selling and marketing expenses were lower in Ch$154.2 million basically by minor promoting activities in media. Also, a lower depreciation was recorded (Ch$104.3 million) due to the useful live termination of some computing devices.

Partly offsetting the above was the increase of administrative expenses (Ch$288.6 million), mainly those ones related to the administration of funds (custodian and intermediation services), correspondence to affiliates due to the increasing number of them and higher number of informative documents (ruled by SAFP) and collection service for the larger number of payrolls collected; higher expenses that have been partly offset by the inferior outsourcing personnel hiring as a result of the new subcontracting regulation.

Operating income
Although the increment recorded by the Core Business due to operating expenses increased at a lower extent than fee income, the operating income decreased by Ch$286.8 million or 0.5%, amounting to Ch$61,800.8 million in 2007, which was explained by lower gains on mandatory investments.

Other non operating expenses (income)
They recorded a loss of Ch$7,977.2 million in 2007, higher in Ch$3,863.0 million than the loss recorded in the same period of 2006. This result was basically explained by the loss in price level restatement that rose Ch$4,613.4 million due to the higher inflation applied in the period. Additionally, the related companies generated lower earnings of Ch$1,177.6 million that as a counterpart had higher other income (expenses) net of Ch$1,590.1 million from the profit attained on the sale of the total stake in AFP Crecer in the Dominican Republic in December 2007.

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The affiliated companies results recorded an income of Ch$3.500,4 million at December 2007, a decrease of Ch$1,177.6 million with respect to 2006. This result was attained despite the outstanding performance of local affiliated companies that together contributed positively Ch$696.5 million, mainly by the superior earnings recorded by Previred and the lower loss recorded by AFC, which was not enough to offset lower contributions of foreign subsidiaries that jointly contributed Ch$1,874.1 million, basically due to the lower results obtained by AFORE Bancomer in Mexico.

		2007		2006	Change	%
Company	Country	(Million of constant Chilean pesos at December 31, 2007, except percentages)

Horizonte	Peru	1,286.0		1,348.6	(62.6)	-4.6%

Bancomer	México	1,903.0		3,692.6	(1,789.6)	-48.5%

Crecer	Rep.Dominicana	219.8	(1)	241.6	(21.8)	-9.0%

DCV	Chile	59.3		59.3	(0.1)	-0.1%

PreviRed.com	Chile	385.2		61.3	323.9	528.2%

AFC	Chile	(352.9)		(725.6)	372.7	-51.4%

TOTAL		3,500.4		4,678.0	(1,177.6)	-25.2%

(1) Income accrued until November 2007

In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares. During 2007, this subsidiary generated an income of Ch$1,286.0 million for Provida, representing a decrease of Ch$62.6 million or 4.6% with respect to the same period of 2006. This result was basically explained by the negative effect of the appreciation of the Chilean peso against the dollar (6.7%) in both comparative periods, since this affiliate increased its results in dollars (9.7%), mainly sustained by the growth observed in fee income. At December 2007, this subsidiary accounted for a total of 1,085,018 affiliates and assets under management for US$4,565.7 million, figures equivalent to market shares of 26% and 23% respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. During 2007, this subsidiary recorded an income of Ch$1,903.0 million for Provida, a decrease of Ch$1,789.6 million with respect 2006, mainly sustained by the lower fee income associated with the reduction of its fee structure (from 3.0% to 1.98% over assets under management) in September of 2006, as well as lower gains on mandatory investments. Also, the negative effect of the appreciation of the Chilean peso against the dollar was included, when acknowledging results. At December 2007, AFORE Bancomer maintained an affiliate portfolio of 4,414,395 and funds for US$12,591.8 million, representing market shares of 11% and 17%, respectively, situating it in second place on the industry in both variables.

In the Dominican Republic, Provida Internacional was present in the pension market through AFP Crecer since October 2004 until February 2007, holding 35.00% of equity interest as a result of the merger of AFP Porvenir (where Provida Internacional held 70.00% equity interest) with AFP Crecer (where BBVA held 70.00% equity interest). In March 2007, Provida Internacional sold 10.00% of its equity interest to one of the companies of the Vicini Group in that country and thereafter, the total equity interest held by Provida Internacional (25.00%) was sold the Bank of Nova Scotia from Canada in December 2007.

In economic terms, the sale of 10.00% stake in March 2007, adding to the sale of the remaining stake of 25.00% in December 2007, generated an effect in the Company’s results of Ch$2,081.3 million before taxes.

Finally, regarding the local affiliates, they jointly generated a positive contribution of Ch$699.2 million. The “Unemployment Funds Administrator of Chile S.A.” (AFC), a company that started operations in October 2002 and where Provida has a 37.8% ownership, recorded a loss of Ch$352.9 million for Provida in 2007, a positive variation of Ch$372.7 million (51.4%) with respect to 2006. The electronic collection company PreviRed.com where Provida holds a 37.9% ownership generated earnings of Ch$385.2 million for Provida in 2007, a positive deviation of Ch$323.9 million with respect to the same period of last year. In both companies, the positive results were attained by the growth of their operations, basically referred to revenues generated by their business. Finally, “Investments DCV” (DCV), represented for Provida an income of Ch$59.3 million in 2007, in line with profit generated in 2006. In this company which main purpose is to invest in entities engaged in public offering securities, Provida participates with a 23.14% stake. The rest of its main shareholders are other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

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At December 2007 the price level restatement recorded a loss of Ch$6,422.2 million, Ch$4,613.4 million higher than the loss recorded in December 2006. This deviation was explained by the superior inflation of 7.4% applied over the Company’s net liability exposure in 2007, while in the same period of 2006, this was 2.1%. The above was partially offset by lower losses in foreign exchange during the period, associated with the maintenance of the dollar debt with Provida Internacional, since an appreciation of 6.7% of the Chilean peso against the dollar was recorded in 2007, whereas a depreciation of 3.9% was recorded at December 2006.

Income taxes
At December 31 2007, the income taxes was Ch$8,634.0 million recording a lower expense of Ch$1,957.4 million or 18.5% with respect to the same period 2006. The tax expense grew in a lower extent than earnings before taxes, due to adjustments in the deferred tax obligation. This liability stem from the gains on mandatory investments, since earnings are taxed when shares of such asset are sold. Consequently, given that the discount rate to value such liability increased 35 basis points during 2007, the deferred tax obligation decreased, reducing the tax income acknowledged in results.

Consolidated balance sheet

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At December 31, 2007, total assets were Ch$288,925.0 million, representing a decrease of Ch$4,780.1 million (1.6%) with respect to the close of December 2006. This variation was basically sustained by lower other assets of Ch$12,546.4 million, basically as a consequence of lower goodwill (Ch$11,307.8 million) given the sale of total stake held in AFP Crecer in the Dominican Republic and the effect of normal amortization of goodwill in investments (mainly AFP Protección). In addition to the above were lower current assets of Ch$4,351.6 million due to lower receivables from insurance companies given the lower balance in life and disability pensions paid on behalf of insurance companies, different from BBVA Seguros de Vida and lower fees receivables, partly offset by higher receivables from the State, lower reimbursements of family allowances and winter bonus financed by the Administrator.

Likewise and partially offsetting the above, the mandatory investments increased by Ch$12,955.5 million due to the normal contributions recorded in the growing contributors salary base and the positive return obtained by the pension funds during the last twelve months.

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Total liabilities decreased by Ch$20,734.6 million or 28.7% from Ch$72,360.8 million in 2006 to Ch$51,626.2 million in 2007. The above was sustained by lower current liabilities of Ch$21,493.7 million, basically due to a lower debt with banks and financial institutions (Ch$24,803.1 million), given the financing through retention of higher levels of earnings and the liquidity generated by the sale of AFP Crecer in the Dominican Republic, partially offset by the higher provision (Ch$2,295.1 million) mainly due to unfavorable casualty rate of the life and disability insurance.

Besides, long term liabilities increased by Ch$759.1 million due to the higher obligation of deferred taxes of long term (Ch$811.6 million), basically associated with the additional gains recorded by mandatory investments in the last twelve months.

•
 Shareholders’ equity increased by Ch$15,954.6 million or 7.2% from Ch$221,344.2 million at December 31, 2006 to Ch$237,298.7 million at the end of December 2007, due to higher retained earnings (Ch$23,828.9 million) driven by the retention policy of 50% of the net income started in 2006. The latter was partially offset by higher negative balance of other reserves (Ch$4,863.8 million) associated with the accrued adjustment for exchange rate differences of net investments abroad.

Exchange rate
At December 31, 2007, it was Ch$496.89 per dollar, while in the same period of last year it was Ch$532.39. During 2007, an appreciation of 6.7% in the Chilean peso against the dollar was recorded, while in 2006 a depreciation of 3.9% in the Chilean peso against the dollar was registered.

CONSOLIDATED INCOME STATEMENT

	2007	2006	Change	% Change
	(Million of constant Chilean pesos at December 31, 2007, except percentages)

OPERATING REVENUES
Fee income	159,169.8	146,155.2	13,014.6	8.9%
Gains on mandatory investments	19,752.4	24,243.9	(4,491.6)	-18.5%
Rebates on L&D insurance	2,153.8	2,719.8	(566.0)	-20.8%
Other operating revenues	6,142.2	5,308.3	833.9	15.7%

Total Operating Revenues	187,218.2	178,427.2	8,790.9	4.9%

OPERATING EXPENSES
Administr. personnel remunerations	(20,964.4)	(19,837.3)	(1,127.0)	5.7%
Sales personnel remunerations	(10,423.4)	(8,944.8)	(1,478.7)	16.5%
L&D insurance	(68,614.3)	(62,022.8)	(6,591.5)	10.6%
Other operating expenses	(25,415.3)	(25,534.8)	119.5	-0.5%

Total Operating Expenses	(125,417.4)	(116,339.7)	(9,077.7)	7.8%

OPERATING INCOME	61,800.8	62,087.5	(286.8)	-0.5%

NON OPERATING EXPENSES (INCOME)
Gains on investments	34.1	27.4	6.7	24.5%
Profit (loss) in affil. companies	3,500.4	4,678.0	(1,177.6)	-25.2%
Amortization of goodwill	(5,338.2)	(5,639.2)	301.0	-5.3%
Interest expense	(2,056.6)	(2,086.8)	30.2	-1.4%
Other income (expenses) net	2,305.3	715.2	1,590.1	222.3%
Price level restatement	(6,422.2)	(1,808.8)	(4,613.4)	255.1%

Total Non Operating Expenses (Income)	(7,977.2)	(4,114.2)	(3,863.0)	93.9%

INCOME BEFORE TAXES	53,823.6	57,973.3	(4,149.7)	-7.2%

INCOME TAXES	(8,634.0)	(10,591.4)	1,957.4	-18.5%

NET INCOME	45,189.6	47,381.9	(2,192.3)	-4.6%

CONSOLIDATED BALANCE SHEET

	2007	2006	Change	%
	(Million of constant Chilean pesos at December 31, 2007, except percentages)

ASSETS
Current Assets	13,701.0	18,052.6	(4,351.6)	-24.1%
Marketable Securities - Reserve	168,096.2	155,140.7	12,955.5	8.4%
Premises and Equipment	26,754.0	27,591.6	(837.6)	-3.0%
Other Assets	80,373.8	92,920.1	(12,546.4)	-13.5%

TOTAL ASSETS	288,925.0	293,705.0	(4,780.1)	-1.6%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	42,149.6	63,643.3	(21,493.7)	-33.8%
Long-Term Liabilities	9,476.6	8,717.5	759.1	8.7%

Minority Interest	0.1	0.1	(0.0)	-13.3%

Shareholders´ Equity	237,298.7	221,344.2	15,954.6	7.2%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	288,925.0	293,705.0	(4,780.1)	-1.6%

CONSOLIDATED CASH FLOW STATEMENT

	2007	2006	Change	%
	(Million of constant Chilean pesos at December 31, 2007, except percentages)

CASH FLOW FROM OPERATING ACTIVITIES	40,681.9	44,247.6	(3,565.7)	-8.1%
Total Operating Revenues	174,025.4	157,956.8	16,068.6	10.2%
Total Operating Expenses	(133,343.4)	(113,709.1)	(19,634.3)	17.3%

CASH FLOW FROM FINANCING ACTIVITIES	(42,443.1)	(34,789.0)	(7,654.1)	-22.0%

CASH FLOW FROM INVESTING ACTIVITIES	1,850.0	(10,067.9)	11,917.9	-118.4%

TOTAL NET CASH FLOW	88.8	(609.3)	698.1	-114.6%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FOURTH QUARTER 2007

Net income
In the fourth quarter of 2007 (4Q07), the net income was Ch$9,563.8 million, a decrease of Ch$6,997.8 million or 42.3% with respect to the fourth quarter of 2006 (4Q06). The quarter recorded an outstanding increase of Ch$2,070.5 million or 29.1% in the core business (fee income minus operating expenses), due to the increase in the expenses level were below than the growth recorded by fee income. However, the above was not enough to offset lower gains on mandatory investments of Ch$10,945.8 million, affected by minor results obtained by stock markets in general.

In non operating terms, the quarter recorded a lower loss with respect to 4Q06, mainly due to higher other income (expenses) net, linked to the sale of the total stake held in AFP Crecer in the Dominican Republic (25.00%), which was partly offset by lower results obtained by AFORE Bancomer in Mexico. Additionally, the period recorded losses in price level restatement given the superior inflation recorded in the quarter.

	4Q07	4Q06	Change	%
	(Million of constant Chilean pesos at December 31, 2007, except percentages)

Operating income	11,692.1	20,913.5	(9,221.4)	-44.1%
Total operating revenues	43,154.8	51,289.0	(8,134.2)	-15.9%
Total operating expenses	(31,462.7)	(30,375.5)	(1,087.2)	3.6%

Non Operating expenses (Income)	(534.5)	(594.3)	59.8	-10.1%

Income taxes	(1,593.7)	(3,757.6)	2,163.9	-57.6%

Net income	9,563.8	16,561.6	(6,997.8)	-42.3%

Earnings per share (each ADR represents fifteen shares) during the quarter was Ch$28.87 while in the same quarter of last year, this was Ch$49.99. At the close of 4Q07, the total number of shares stood at 331,316,623, recording no changes with respect to the level observed in 4Q06.

Operating revenues
They were Ch$43,154.8 million in 4Q07, a decrease of Ch$8,134.2 million or 15.9% with respect to 4Q06. This result was driven by lower gains on mandatory investments (Ch$10,945.8 million), which was attributed to the minor results reached by local and foreign stock markets.  Adding to the latter was the decrease of financial revenues (Ch$430.8 million) due to the lower TIP rate (average financial system interest rate) and to minor returns applied to the cash flows surplus of the insurance company that are ruled by each contract related to the life and disability insurance. The aforementioned was partially offset by the positive performance of fee income (Ch$3,157.7 million) in view of the higher level of collection recorded in the period, adding higher other operating revenues (Ch$84.7 million) basically as a result of fees recovered by other APFs.

•
Fee income was Ch$40,643.6 million in 4Q07, increasing by 8.4% or Ch$3,157.7 million with respect to 4Q06, mainly driven by the increase of 8.0% or Ch$2,965.8 million in mandatory contributions with respect to the same quarter of last year. Additionally, higher fees from programmed withdrawals were registered in the period (Ch$121.0 million), as a consequence of the higher fee rate charged over pensions.

In terms of clients, the average number of contributors was 1,676,377 in the fourth quarter of 2007, thus, Provida maintains its leading position with an average market share of 39.2% in the period.

•
During 4Q07, gains on mandatory investments were Ch$715.5 million, lower in Ch$10,945.8 million with respect to the income recorded in 4Q06. This result was driven by the lower performance observed in local (4Q07: IPSA -6.1%, IGPA -3.6% v/s 4Q06: IPSA +18.1%, IGPA +15.9%) and foreign stock markets (4Q07: Dow Jones -4.5%, MSCI LA+6.3%, MEXBOL -2.4%, AC Far East ex Japan -1.9%, MSCI Europe ex UK+2.2% and Nikkei-7.2% v/s 4Q06: Dow Jones +6.7%, MSCI LA+21.1%, MEXBOL +22.6%, AC Far East ex Japan +15.4%, MSCI Europe ex UK+6.1% and Nikkei +5.9%). The above implied that the weighted average nominal return of pension funds was 0.5% in 4Q07, while in the same period of last year, this was 8.1%.

Operating expenses
They reached Ch$31,462.7 million during the quarter, an increase of 3.6% or Ch$1,087.2 million with respect to 4Q06. This result was mainly explained by higher remunerations to sales and administrative staff, which in the case of administrative staff basically corresponded to higher severance payments associated with the Company’s efficiency and transformation plan. Moreover, the variation of sales personnel was the outcome of the increase in variable remuneration, given the higher level of production reached by the sales force in the quarter. The above was partially offset by lower other operating expenses, basically administration costs associated with minor advisory services and outsourcing services, adding lower selling and marketing expenses mainly associated with publicity and minor computing expenses.

•
The administrative personnel remunerations were Ch$5,913.2 million in 4Q07, higher in Ch$964.9 million or 19.5% with respect to the 4Q06. This result basically stemmed from higher severance payments referred to the efficiency and transformation plan. The aforementioned arose in the management emphasis on competitiveness that led to a re-evaluation of the Company’s indicators and goals, considering the new investments in technology and higher number of staff maintained, as a result of the subcontracting law. This implied to make the corresponding provisions, although the plan began to be implemented in January 2008 as it was a known obligation, the Company applied the conservative criterion to acknowledge such obligation.

Additionally, higher allowances payments were paid to workers as a result of the new collective agreement and the increase in salaries, in view of the new subcontracting regulation, implying to incorporate a larger number of employees to the permanent staff, that in figures has meant an increase of 5.9% in the average administrative staff with respect to 4Q06, from 966 employees to 1,024 employees in 4Q07.

•
The sales personnel remuneration increased from Ch$2,284.8 million in 4Q06 to Ch$2,816.1 million in 4Q07, a deviation of Ch$531.3 million (23.3%). This result was mainly due to higher variable remunerations, as a result of the higher production levels achieved by the sales force, as a consequence of the lower legal restrictions in the process to transfer clients. In a lower extent, this result was also affected by the higher allowances paid to sales agents since the enforcement of the new collective contract.

Regarding sales staff, the average number of sale agents decreased from 604 in 4Q06 to 578 in 4Q07, a drop of 4.2%.

•
During 4Q07 the life and disability insurance expense was Ch$16,908.4 million, higher in Ch$362.0 million or 2.2% with respect to the figure recorded in the same period of the last year. This variation was the result of the higher temporary premium of Ch$879.0 million in line with the increase in collection levels recorded in the quarter. The above was partially offset by lower provisions for unfavorable casualty rate of Ch$517.5 million due to the lower accounting cost of casualties evidenced during the period.

•
Other operating expenses decreased by 11.7% or Ch$770.9 million from Ch$6,596.0 million recorded in 4Q06 to Ch$5,825.0 million in 4Q07. This variation was mainly the result of lower administration costs (Ch$539.8 million), as a result of lower advisory services and outsourcing services, the latter in view of enforcement of the law in 2007 that limits the subcontracting of personnel. Selling and marketing expenses decreased (Ch$218.4 million) because of the minor publicity in 4Q07. Finally, the lower computing expense contributed to the result (Ch$137.2 million) associated with minor corrective activities made in 4Q07 related to the Unified Platform.

Operating income
It totaled Ch$11,692.1 million, a decrease of Ch$9,221.4 million with respect to 4Q06. The latter, despite the outstanding growth exhibited by the core business due to the lower increase in operating expenses with respect to fee income, which was not enough to offset lower gains on mandatory investments.

Other non-operating expenses (income)
They recorded a loss of Ch$534.5 million, lower in Ch$59.8 million than the loss recorded in the 4Q06. This deviation was mainly attained by higher other income (expenses) net (Ch$2,113.6 million) given the profit from the sale of the total stake (25.00%) in AFP Crecer in the Dominican Republic in December 2007, which was partially offset by lower profits from related companies (Ch$550.8 million). It added to the above, the loss in price level restatement (Ch$1,799.0 million) during the quarter, due to the increment of the inflation applied in the period.

•
The results in affiliated companies decreased by Ch$550.8 million from an income of Ch$995.9 million in 4Q06 to Ch$445.1 million in 4Q07. This result was totally explained by lower profits generated by AFORE Bancomer in Mexico (Ch$796.9 million), basically due to the loss recorded in mandatory investments, and the negative effect of the appreciation of the Chilean peso against dollar at the moment of acknowledging results. The remaining affiliated companies, although the exchange rate effect, recorded a positive evolution in their results. Local affiliated companies also recorded a positive variation that together was Ch$228.4 million.

		4Q07		4Q06	Change	%
Company	Country	(Million of constant Chilean pesos at December 31, 2007, except percentages)

Horizonte	Peru	188.0		179.2	8.8	4.9%

Bancomer	Mexico	105.6		902.5	(796.9)	-88.3%

Crecer	Rep.Dominicana	50.0	(1)	41.1	8.9	21.7%

DCV	Chile	12.8		10.7	2.1	19.5%

PreviRed.com	Chile	154.3		29.7	124.6	419.3%
					-
AFC	Chile	(65.5)		(167.3)	101.7	-60.8%

TOTAL		445.1		995.9	(550.8)	-55.3%

(1) Two-month income

•
In 4Q07 the price level restatement recorded a loss of Ch$1,432.1 million, implying a variation of Ch$1,799.0 million with respect to the income recorded 4Q06. This deviation was explained by the inflation applied over the Company’s net liability exposure that reached 2.2% in 4Q07, while in the same period of the last year a deflation of 0.4% was recorded. The above was partially offset by lower losses in foreign exchange during the period, associated with the maintenance of the dollar debt with Provida Internacional, since an appreciation of 2.8% of the Chilean peso against the dollar was recorded in 4Q07, whereas a depreciation of 0.9% was recorded in 4Q06.

Income taxes
Income taxes in 4Q07 was Ch$1,593.7 million, lower in Ch$2,163.9 million with respect to the same period of the last year. The tax expense decreased in a larger extent than the earnings before taxes, due to the adjustments to the deferred taxes in light of the rise of the rate to discount this obligation.

Exchange rate
In 4Q07, an appreciation of 2.8% of the Chilean peso against the dollar was recorded and in 4Q06 the appreciation was 0.9%.

CONSOLIDATED INCOME STATEMENT

	4Q07	4Q06	Change	% Change
	(Million of constant Chilean pesos at December 31, 2007, except percentages)

OPERATING REVENUES
Fee income	40,643.6	37,485.9	3,157.7	8.4%
Gains on mandatory investments	715.5	11,661.3	(10,945.8)	-93.9%
Rebates on L&D insurance	289.1	719.9	(430.8)	-59.8%
Other operating revenues	1,506.6	1,421.9	84.7	6.0%

Total Operating Revenues	43,154.8	51,289.0	(8,134.2)	-15.9%

OPERATING EXPENSES
Administr. personnel remunerations	(5,913.2)	(4,948.3)	(964.9)	19.5%
Sales personnel remunerations	(2,816.1)	(2,284.8)	(531.3)	23.3%
L&D insurance	(16,908.4)	(16,546.3)	(362.0)	2.2%
Other operating expenses	(5,825.0)	(6,596.0)	770.9	-11.7%

Total Operating Expenses	(31,462.7)	(30,375.5)	(1,087.2)	3.6%

OPERATING INCOME	11,692.1	20,913.5	(9,221.4)	-44.1%

NON OPERATING EXPENSES (INCOME)
Gains on investments	17.2	2.7	14.5	541.8%
Profit (loss) in affil. companies	445.1	995.9	(550.8)	-55.3%
Amortization of goodwill	(1,342.6)	(1,436.2)	93.6	-6.5%
Interest expense	(316.5)	(504.3)	187.8	-37.2%
Other income (expenses) net	2,094.3	(19.3)	2,113.6	-10936.6%
Price level restatement	(1,432.1)	366.9	(1,799.0)	-490.3%

Total Non Operating Expenses (Income)	(534.5)	(594.3)	59.8	-10.1%

INCOME BEFORE TAXES	11,157.5	20,319.2	(9,161.7)	-45.1%

INCOME TAXES	(1,593.7)	(3,757.6)	2,163.9	-57.6%

NET INCOME	9,563.8	16,561.6	(6,997.8)	-42.3%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	March 3, 2008	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	March 3, 2008	By:	/s/ Maria Paz Yañez
			Name:	Maria Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.